June 6, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 76 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the “Trust”) filed on Form N-1A on February 3, 2011, registering the Guggenheim ABC High Dividend ETF, Guggenheim BMAC Commodity Producers ETF, Guggenheim Small-Mid Cap BRIC ETF and Guggenheim International High Dividend ETF, new series of the Trust (the “Funds”).  Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment Nos. 85 and 86 (and/or in subsequent filings) to the Funds’ registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

PROSPECTUS:

Comment 2.                      Please explain why the term “high dividend” is used in the name of Guggenheim ABC High Dividend ETF, given that its underlying index is the BNY Mellon ABC Index, which does not contain that term.

Response 2.                      As disclosed in the prospectus, the BNY Mellon ABC Index is comprised of common stocks and American Depositary Receipts (“ADRs”) from Australia, Brazil and Canada (“ABC”) that have paid dividends to shareholders in the past two years, and the index constituent selection process selects the top 10 stocks with the highest yield for each country for a total of 30 components to the index.  The index (and therefore the Fund) will thus include stocks and ADRs from the ABC countries, which are selected for their high levels of dividend yield, and accordingly we believe the Fund’s name is appropriate.

Comment 3.                      Please remove the reference to BNY Mellon’s website from the prospectus.

Response 3.                      The disclosure has been removed accordingly.

Comment 4.                      Please confirm that each Fund’s stated ability to invest in underlying securities representing ADRs included in its underlying index as part of its policy to invest at least 80% of its assets in the component securities of its underlying index is consistent with the Trust’s exemptive relief.  Please also consider adding risk disclosure regarding the situation where a Fund may invest directly in common stocks, rather than in the ADRs included in its underlying index, including any risks of difference in amount or timing of dividends received or any other risks which may cause the Fund’s performance to not correlate as well to its underlying index.

Response 4.                      We hereby confirm that the referenced disclosure is consistent with the Trust’s exemptive relief.  We also believe that the existing disclosure is appropriate with respect to the risks involved with a Fund’s investments directly in common stocks in lieu of ADRs.

Comment 5.                      With respect to the disclosure in each Fund’s “Summary Information” section that “[t]he Fund may sell securities that are represented in the Index or purchase securities that are not yet represented in the Index in anticipation of their removal from or addition to the Index,” please confirm whether such purchases count towards the Fund’s policy to invest at least 80% of its assets in the component securities of the underlying index and if so, please confirm this is consistent with the Trust’s exemptive relief.

Response 5.                      Consistent with the Trust’s exemptive relief, purchases of securities not yet represented in a Fund’s underlying index do not count toward the Fund’s policy to invest at least 80% of its assets in the component securities of the underlying index, until such time as those securities are represented in the Fund’s underlying index.

Comment 6.                      Please consider updating each Fund’s risk disclosure regarding investing in Brazil.

Response 6.                      We acknowledge the comment, but believe the existing risk disclosure is sufficient.

Comment 7.                      Please explain why the term “commodity producers” is used in the name of Guggenheim BMAC Commodity Producers ETF, given that its underlying index is the BNY Mellon BMAC Index, which does not contain that term.  Please note that the SEC staff does not consider building materials and fixtures to be commodities.

Response 7.                      The name of this Fund will be changed prior to the commencement of its offering and such change will be reflected in a subsequent filing to be made prior to such commencement.

Comment 8.                      Please confirm how the ICB defines industries and please include a discussion of the ICB in the prospectus.

Response 8.                      The ICB includes over 65,000 securities of over 60,000 companies in 72 countries.  The ICB structure classifies securities into (in order from broadest to narrowest) 10 Industries, 19 Supersectors, 41 Sectors and 114 Subsectors.  For example, the Oil & Gas Industry is equivalent to the Oil & Gas Supersector, which is comprised of the Oil & Gas Producers, Oil Equipment, Services & Distribution and Alternative Energy Sectors.  The Basic Materials Industry is comprised of the Chemicals Supersector (which is equivalent to the Chemicals Sector) and the Basic Resources Supersector, which is comprised of the Forestry & Paper and Mining Sectors.  The Building Materials & Fixtures Subsector is within the

Construction & Materials Sector (which is equivalent to the Construction & Materials Supersector), which is part of the Industrials Industry.  We have revised the disclosure regarding the BNY Mellon BMAC Index to include a description of the ICB.

Comment 9.                      In the “Principal Investment Strategies” section for the Guggenheim BMAC Commodity Producers ETF, please include a statement regarding how much of the BNY Mellon BMAC Index is currently comprised of the Oil & Gas and Basic Materials industries and the Building Materials & Fixtures subsector.

Response 9.                      The disclosure has been revised accordingly.

Comment 10.                                In the “Principal Investment Strategies” section for the Guggenheim Small-Mid BRIC ETF, please define the terms “small and mid cap companies.”

Response 10.                      The disclosure has been revised accordingly.

Comment 11.                                Please explain why the term “high dividend” is used in the name of Guggenheim International High Dividend ETF, given that its underlying index is the BNY Mellon High Yield Dividend Index, which uses the term “high yield dividend.”  Please disclose in the prospectus why the BNY Mellon High Yield Dividend Index is a high dividend index.

Response 11.                      The Fund’s name uses the term “high dividend” instead of “high yield dividend” in order to avoid any confusion as to whether this Fund invests in high yield debt securities (which it does not; it invests primarily in equity securities).  As disclosed in the “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks” section, the BNY Mellon High Yield Dividend Index consists of the top 30 stocks based upon the highest average three years dividend yield.  For ongoing inclusion in the index a company must be among the top 35 based upon the highest average three years dividend yield; for initial inclusion in the Index a company must be among the top 25 based upon the average three years dividend yield.

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz